SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2
Under the Securities Exchange Act of 1934
(Amendment No. )*

Stronghold Digital Mining, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

86337R103
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒    Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86337R103

1	Name of Reporting Persons Q Power LLC
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 0
		6	Shared Voting Power 27,072,000 (1)(2)
		7	Sole Dispositive Power 0
		8	Shared Dispositive Power 27,072,000 (1)(2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,072,000 (1)(2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 57.5% (3)
12	Type of Reporting Person (See Instructions) OO

(1)    Consists of 14,400 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”) and 27,057,600 shares of Class V common stock, par value $0.0001 per share (“Class V Common Stock”), of Stronghold Digital Mining, Inc., a Delaware corporation (the “Issuer”). Beneficial ownership of the Class V Common Stock of the Issuer referred to herein is being reported hereunder solely because Q Power LLC (“Q Power”) directly owns 27,057,600 shares of Class V Common Stock of the Issuer and 27,057,600 common units (“LLC Units”) in Stronghold Digital Mining Holdings, LLC (“Stronghold LLC”), which each LLC Unit may be coupled with a share of Class V Common Stock and redeemed for, at the Issuer’s election and subject to certain restrictions in the Third Amended and Restated Limited Liability Company Agreement of Stronghold LLC (the “Stronghold LLC Agreement”), newly issued shares of Class A Common Stock of the Issuer on a one-for-one basis or for a cash payment to be determined pursuant to the Stronghold LLC Agreement for each LLC Unit redeemed.
Page 2 of 11 Pages

CUSIP No. 86337R103
Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) or for any other purpose, and such beneficial ownership is expressly disclaimed. Assumes all 27,057,600 shares of Class V Common Stock held directly by Q Power are redeemed for shares of Class A Common Stock.
(2) These securities are held directly by Q Power. Gregory A. Beard and William B. Spence serve as the Managing Members of Q Power and possess all voting and investment power over the shares of common stock held by Q Power. As a result, Messrs. Beard and Spence may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Q Power. Each of Messrs. Beard and Spence disclaims beneficial ownership of the securities owned by Q Power except to the extent of his pecuniary interest therein, if any.
(3)    The percentage set forth in Row 11 of this Cover Page is based on the 20,016,067 shares of Class A Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 30, 2021 (the “Form 10-Q”), and 27,057,600 shares of Class V Common Stock redeemable for shares of Class A Common Stock (as described above).
Page 3 of 11 Pages

CUSIP No. 86337R103

1	Name of Reporting Persons Gregory A. Beard
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 69,600 (1)
		6	Shared Voting Power 27,072,000 (2)(3)
		7	Sole Dispositive Power 69,600 (1)
		8	Shared Dispositive Power 27,072,000 (2)(3)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,141,600 (3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 57.6% (4)
12	Type of Reporting Person (See Instructions) IN

(1)    Consists of 69,600 shares of Class A Common Stock of the Issuer that Gregory A. Beard has the right to acquire upon exercise of options vested and exercisable within 60 days of December 31, 2021.
(2)    Consists of 14,400 shares of Class A Common Stock and 27,057,600 shares of Class V Common Stock of the Issuer held by Q Power. Beneficial ownership of the Class V Common Stock of the Issuer referred to herein is being reported hereunder solely because Gregory A. Beard may be deemed to beneficially own 14,400 shares of Class A Common Stock, 27,057,600 shares of Class V Common Stock and 27,057,600 LLC Units, which each LLC Unit may be coupled with a share of Class V Common Stock and redeemed for, at the Issuer’s election and subject to certain restrictions in the Stronghold LLC Agreement, newly issued shares of Class A Common Stock of the Issuer on a one-for-one basis or for a cash payment to be determined pursuant to the Stronghold LLC Agreement for each
Page 4 of 11 Pages

CUSIP No. 86337R103
LLC Unit redeemed. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed. Assumes all 27,057,600 shares of Class V Common Stock held directly by Q Power are redeemed for shares of Class A Common Stock.
(3)    These securities are held directly by Q Power. Gregory A. Beard and William B. Spence serve as the Managing Members of Q Power and possess all voting and investment power over the shares of common stock held by Q Power. As a result, Messrs. Beard and Spence may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Q Power. Each of Messrs. Beard and Spence disclaims beneficial ownership of the securities owned by Q Power except to the extent of his pecuniary interest therein, if any.
(4)    The percentage set forth in Row 11 of this Cover Page is based on the 20,016,067 shares of Class A Common Stock outstanding, as reported in the Issuer’s Form 10-Q, and 27,057,600 shares of Class V Common Stock redeemable for shares of Class A Common Stock (as described above), plus 69,600 shares of Class A Common Stock of the Issuer that Gregory A. Beard has the right to acquire upon exercise of options that are vested and exercisable within 60 days of December 31, 2021.
Page 5 of 11 Pages

CUSIP No. 86337R103

1	Name of Reporting Persons William B. Spence
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 69,600 (1)
		6	Shared Voting Power 27,072,000 (2)(3)
		7	Sole Dispositive Power 69,600 (1)
		8	Shared Dispositive Power 27,072,000 (2)(3)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,141,600 (3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 57.6% (4)
12	Type of Reporting Person (See Instructions) IN

(1)    Consists of 69,600 shares of Class A Common Stock of the Issuer that William B. Spence has the right to acquire upon exercise of options vested and exercisable within 60 days of December 31, 2021.
(2)    Consists of 14,400 shares of Class A Common Stock and 27,057,600 shares of Class V Common Stock of the Issuer held by Q Power. Beneficial ownership of the Class V Common Stock of the Issuer referred to herein is being reported hereunder solely because William B. Spence may be deemed to beneficially own 14,400 shares of Class A Common Stock, 27,057,600 shares of Class V Common Stock and 27,057,600 LLC Units, which each LLC Unit may be coupled with a share of Class V Common Stock and redeemed for, at the Issuer’s election and subject to certain restrictions in the Stronghold LLC Agreement, newly issued shares of Class A Common Stock of the Issuer
Page 6 of 11 Pages

CUSIP No. 86337R103
on a one-for-one basis or for a cash payment to be determined pursuant to the Stronghold LLC Agreement for each LLC Unit redeemed. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed. Assumes all 27,057,600 shares of Class V Common Stock held directly by Q Power are redeemed for shares of Class A Common Stock.
(3)    These securities are held directly by Q Power. Gregory A. Beard and William B. Spence serve as the Managing Members of Q Power and possess all voting and investment power over the shares of common stock held by Q Power. As a result, Messrs. Beard and Spence may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Q Power. Each of Messrs. Beard and Spence disclaims beneficial ownership of the securities owned by Q Power except to the extent of his pecuniary interest therein, if any.
(4)    The percentage set forth in Row 11 of this Cover Page is based on the 20,016,067 shares of Class A Common Stock outstanding, as reported in the Issuer’s Form 10-Q, and 27,057,600 shares of Class V Common Stock redeemable for shares of Class A Common Stock (as described above), plus 69,600 shares of Class A Common Stock of the Issuer that William B. Spence has the right to acquire upon exercise of options that are vested and exercisable within 60 days of December 31, 2021.
Page 7 of 11 Pages

Item 1.

(a)    Name of issuer:

Stronghold Digital Mining, Inc.
(b)    Address of issuer’s principal executive offices:
595 Madison Avenue, 29th Floor

New York, New York, 10022
Item 2.
(a)    Names of persons filing:
Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:
Q Power LLC
Gregory A. Beard
William B. Spence

(b)    Address or principal business office or, if none, residence:

The address of Q Power LLC is 2151 Lisbon Road, Kennerdell, PA 16374. The address of Gregory A. Beard and William B. Spence is 595 Madison Avenue, 29th Floor, New York, New York, 10022.
(c)    Citizenship of each Reporting Person:

Q Power LLC is organized in the State of Delaware. Gregory A. Beard and William B. Spence are each citizens of the United States.
(d)    Title of class of securities:

Class A Common Stock, par value $0.0001 per share, of Stronghold Digital Mining, Inc.
(e)    CUSIP No.:

86337R103
Item 3.    If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4.    Ownership:
The information regarding ownership set forth in Items 5-9 and 11 of the attached cover pages is hereby incorporated herein by reference.
Page 8 of 11 Pages

Item 5.    Ownership of five percent or less of a class:
Not applicable.
Item 6.    Ownership of more than five percent on behalf of another person:
Not applicable.
Item 7.    Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:
Not applicable.
Item 8.    Identification and classification of members of the group:
Not applicable.
Item 9.    Notice of dissolution of group:
Not applicable.
Item 10.    Certifications:
Not applicable.

Page 9 of 11 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2022

Q POWER LLC
By: /s/ Matthew Usdin, Attorney-in-Fact
Name:    Gregory A. Beard
Title:    Managing Member
By: /s/ Matthew Usdin, Attorney-in-Fact
Name:    William B. Spence
Title:    Managing Member
By: /s/ Matthew Usdin, Attorney-in-Fact
Gregory A. Beard
By: /s/ Matthew Usdin, Attorney-in-Fact
William B. Spence

Page 10 of 11 Pages

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement
99.2	Power of Attorney for William B. Spence, dated February 13, 2022
99.3	Power of Attorney for Gregory A. Beard, dated February 13, 2022

Page 11 of 11 Pages